SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
(Amendment No. 1)*

NEULION, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

64128J 101

(CUSIP Number)

AvantaLion LLC
250 Pehle Avenue
Suite 404
Saddle Brook, NJ 07663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   64128J 101

1.	Names of Reporting Persons: AvantaLion LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	27,820,650 (1)(2)

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	27,820,650 (1)

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,820,650 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

13.	Percent of Class Represented by Amount in Row (11): 20.0%

14.	Type of Reporting Person (See Instructions): OO

(1) AvantaLion is controlled by Charles B. Wang, the Chairman of the Board of NeuLion, Inc.

(2) The voting of the shares of common stock (the “Common Stock”) is subject to the Voting Trust Agreement described below.

CUSIP No.   64128J 101

ITEM 1.                  SECURITY AND ISSUER

This Schedule 13D relates to common stock, $0.01 par value (the “Common Stock”) of NeuLion, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1600 Old Country Road, Plainview, NY 11803.

ITEM 2.                  IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by AvantaLion LLC (“AvantaLion”).

(b)	Residence or Business Address:

The address of AvantaLion’s principal office and principal business is 250 Pehle Avenue, Suite 404, Saddle Brook, NJ 07663.

(c)	Present Principal Occupation or Employment:

AvantaLion is an investment holding company.

(d)	Criminal Convictions:

During the last five years, AvantaLion has not been convicted in a criminal proceeding.

(e)	Civil Proceedings:

During the last five years, AvantaLion has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

AvantaLion is a Delaware limited liability company.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 1, 2010, pursuant to the Share Exchange Agreement, dated as of August 12, 2010 (the “Exchange Agreement”), by and among the Issuer, TransVideo International Inc. (“TransVideo”) and AvantaLion, Wang Yunchuan, Hao Jingfang, Wang Qi, Tan Zhongjun, Wang Xiaohong, Shu Wei and Zhao Yun (collectively, the “Exchanging Shareholders”), the Issuer issued an aggregate of 22,000,802 shares of Common Stock to the Exchanging Shareholders in exchange for 3,200,000 shares of TransVideo, which shares represent all of the issued and outstanding shares of TransVideo. Of the 22,000,802 shares of Common Stock issued in connection with the transaction, 17,820,650, or 81%, of the shares of Common Stock were issued to AvantaLion, a company controlled by Charles B. Wang, the Chairman of the Board of the Issuer.

CUSIP No.   64128J 101

This description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement, which was filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 18, 2010 and is incorporated herein by reference.

ITEM 4.                  PURPOSE OF TRANSACTION

The information included in Item 3 above is hereby incorporated herein by reference.

AvantaLion does not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of October 20, 2010, AvantaLion beneficially owned 27,820,650 shares of Common Stock, representing 20.0% of the total issued and outstanding shares of Common Stock, based on 138,981,235 shares of Common Stock issued and outstanding as of October 20, 2010 (assuming a 1:1 conversion of the Company’s Class 3 Preference Shares).

(b)	Power to Vote and Dispose of the Issuer Shares:

Subject to the disclosure regarding the Voting Trust Agreement below, AvantaLion has sole voting and dispositive power with respect to the 27,820,650 shares of Common Stock reported on this Schedule 13D.

AvantaLion, Mr. Wang and Nancy Li, Mr. Wang’s spouse, are parties to a Voting Trust Agreement dated October 20, 2008 (the “Voting Trust Agreement”) pursuant to which all shares of Common Stock directly or indirectly controlled by them were deposited with Computershare Investor Services Inc. so that shares of Common Stock controlled by AvantaLion, Mr. Wang and Ms. Li representing more than 9.9% of the total issued and outstanding shares of Common Stock may not be voted in relation to:

•	the election of directors;

•	any matters related to security-based compensation; and

CUSIP No.   64128J 101

•
any other matters which may change the governance structure of NeuLion as disclosed in the management information circular dated September 4, 2008 relating to the shareholder approval of the business combination of the entities then known as JumpTV Inc. and NeuLion, Inc.

The voting restriction does not apply to any arm’s-length transferee of any of the shares of Common Stock held by AvantaLion, Mr. Wang or Ms. Li.  The Voting Trust Agreement will terminate on the first to occur of:

•	five years from October 20, 2008;

•	the date when the Common Stock ceases to be listed and posted for trading on the TSX; and

•	the date that AvantaLion, Mr. Wang and Ms. Li no longer own any shares of Common Stock.

(c)	Transactions Effected During the Past 60 Days:

AvantaLion has not effected any transactions in the Common Stock during the past 60 days, other than as described in this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information included in Items 3 and 5(b) above are hereby incorporated herein by reference.

Other than the arrangements described under this Schedule 13D, AvantaLion has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.                 MATERIAL TO BE FILED AS EXHIBITS

1.
Share Exchange Agreement dated as of August 12, 2010 by and among NeuLion, Inc., TransVideo International Inc. and AvantaLion LLC, Wang Yunchuan, Hao Jingfang, Wang Qi, Tan Zhongjun, Wang Xiaohong, Shu Wei and Zhao Yun*

2.	Voting Trust Agreement dated as of October 20, 2008 among Charles B. Wang, Nancy Li, AvantaLion LLC, Jianbing Duan, Computershare Trust Company of Canada, and the Issuer.**

CUSIP No.   64128J 101

*	Incorporated by reference to exhibits filed with the Issuer’s Current Report on Form 8-K filed with the SEC on August 18, 2010.

**	Incorporated by reference to exhibits filed with the Issuer’s Registration Statement on Form 10 filed with the SEC on April 9, 2010.

CUSIP No.   64128J 101

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

AVANTALION LLC
/s/ Robert T. Bell
By: Robert T. Bell
Title: Vice President